EXHIBIT 12

Honeywell International Inc.
Statement RE: Computation of Ratio of Earnings to Fixed Charges
Six Months Ended
June 30, 2016
(Dollars in millions)

Determination of Earnings:
Income before taxes	$3,383
Add (Deduct):
Amortization of capitalized interest	10
Fixed charges	193
Equity income, net of distributions	(12)
Total earnings, as defined	$3,574

Fixed Charges:
Rents(a)	$23
Interest and other financial charges	170
193
Capitalized interest	12
Total fixed charges	$205

Ratio of Earnings to Fixed Charges	17.43

(a) Denotes the equivalent of an appropriate portion of rentals representative of the interest factor on all rentals other than for capitalized leases.